  EXHIBIT 16.1

December 19, 2016

Office of the Chief Accountant
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements made by Torchlight Energy Resources, Inc.., (the "Company"), which were provided to us and which we understand will be filed with the Securities and Exchange Commission pursuant to Item 4.01 of Form 8-K, regarding our resignation as the Company's certifying accountant. We agree with the statements concerning our firm in such Current Report on Form 8-K. We have no basis to agree or disagree with other statements made under the last paragraph in Item 4.01.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Very truly yours,

/s/ Calvetti Ferguson

Calvetti Ferguson
Houston, TX